SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ____________

                                  SCHEDULE 13D
                                 (RULE 13D-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)

                             LYNX THERAPEUTICS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   551812-30-8
                                 (CUSIP Number)

                                 IKUNOSHIN KATO
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                                TAKARA BIO, INC.
                                SETA 3-4-1, OTSU
                              SHIGA, 520-2193 JAPAN
                                 81-77-543-7200

                               HARUHIKO TSURUMARU
                                 VICE PRESIDENT
                            TAKARA HOLDINGS CO., LTD.
                        NAGINATABOKO-CHO, 20 SHIMOGYO-KU
                              KYOTO, 699-8008 JAPAN
                                 81-75-241-5130
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 WITH A COPY TO:
                               CRAIG W. ADAS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                           201 REDWOOD SHORES PARKWAY
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 802-3000

                               DECEMBER 26, 2002 **
             (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)), check the following box . [ ]

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)



--------------------
** On October 1, 2001, Takara Shuzo, Co. Ltd. ("Takara Shuzo") purchased 320,512 shares of Common Stock, $0.01 par value per share, of Lynx Therapeutics, Inc. (the "Issuer"). On April 1, 2002, pursuant to a corporate restructuring, Takara Shuzo transferred these shares to Takara Bio, Inc., a wholly-owned subsidiary of Takara Shuzo. In connection with the corporate restructuring, Takara Shuzo changed its name to Takara Holdings Co., Ltd. On each of September 25, 2002 and December 26, 2002, Takara Bio purchased an additional 2,040,816 shares of Common Stock of the Issuer.

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------------------------------------------------------------------                 -----------------------------------------------
CUSIP NO.  551812-30-8                                                    13D                                      PAGE 2 OF 6 PAGES
--------------------------------------------------------------------                 -----------------------------------------------
------------------------- -------------------------------------------------------------------------------------- -------------------
           1              NAMES OF REPORTING PERSONS                                                               TAKARA BIO, INC.
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------- ----------------------------------------------------------------------------------------------- ----------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [ ]
                                                                                                                          (b) [x]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           3              SEC USE ONLY
------------------------- ----------------------------------------------------------------------------------------------- ----------
           4              SOURCE OF FUNDS*                                                                                     AF
------------------------- ----------------------------------------------------------------------------------------------- ----------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                      [ ]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                                               JAPAN
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     7             SOLE VOTING POWER:                                                     4,402,144
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     8             SHARED VOTING POWER:                                                        0
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     9             SOLE DISPOSITIVE POWER:                                                4,402,144
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                    10             SHARED DISPOSITIVE POWER:                                                   0
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                        4,402,144
------------------------- ----------------------------------------------------------------------------------------------- ----------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 14.4%
------------------------- ----------------------------------------------------------------------------------------------- ----------
           14             TYPE OF REPORTING PERSON:                                                                            CO
------------------------- ----------------------------------------------------------------------------------------------- ----------



                                       2

--------------------------------------------------------------------                 -----------------------------------------------
CUSIP NO.  551812-30-8                                                    13D                                      PAGE 3 OF 6 PAGES
--------------------------------------------------------------------                 -----------------------------------------------

------------------------- ---------------------------------------------------------------------- -----------------------------------
           1              NAMES OF REPORTING PERSONS                                                      TAKARA HOLDINGS CO., LTD.
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------- ----------------------------------------------------------------------------------------------- ----------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (a) [ ]
                                                                                                                          (b) [x]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           3              SEC USE ONLY
------------------------- ----------------------------------------------------------------------------------------------- ----------
           4              SOURCE OF FUNDS*                                                                                     AF
------------------------- ----------------------------------------------------------------------------------------------- ----------
           5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [ ]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              JAPAN
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     7             SOLE VOTING POWER:                                                           0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     8             SHARED VOTING POWER:                                                         0
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                     9             SOLE DISPOSITIVE POWER:                                                      0
------------------------- ------------------------ ---------------------------------------------------------------------- ----------
                                    10             SHARED DISPOSITIVE POWER:                                                    0
------------------------- ----------------------------------------------------------------------------------------------- ----------
           11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                              0
------------------------- ----------------------------------------------------------------------------------------------- ----------
           12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [ ]
------------------------- ----------------------------------------------------------------------------------------------- ----------
           13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  0.0%
------------------------- ----------------------------------------------------------------------------------------------- ----------
           14             TYPE OF REPORTING PERSON:                                                                            CO
------------------------- ----------------------------------------------------------------------------------------------- ----------


ITEM 1.        SECURITY AND ISSUER.

               This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.01 per share ("Lynx Common Stock"), of Lynx Therapeutics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 25861 Industrial Boulevard, Hayward, California 94545.

ITEM 2.        IDENTITY AND BACKGROUND.

               The entities jointly filing this Schedule 13D are Takara Bio, Inc., a corporation organized under the laws of Japan ("Takara Bio"), and Takara Holdings Co., Ltd., a corporation organized under the laws of Japan ("Takara Holdings").

               Takara Bio is a bio-technology company which manages broad intellectual property portfolios in the fields of DNA technology, biomedical technology and neutraceuticals. Takara Bio's principal office is located at Seta 3-4-1, Otsu, Shiga 520-2193, Japan.

               Takara Holdings is the parent company of Takara Bio. Takara Holdings is a holding company which holds of all of the issued and outstanding shares of each of Takara Shuzo Co., Ltd. ("TSC") and Takara Bio. Prior to a corporate restructuring which is more fully described in Item 5, Takara Holdings operated under the corporate name Takara Shuzo Co., Ltd. ("Takara Shuzo"). Takara Holdings' principal office is located at Naginataboko-cho, 20 Shimogyo-ku, Kyoto 699-8008, Japan.

               During the last five years, neither Takara Bio, Takara Shuzo nor Takara Holdings has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding a violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On October 1, 2001, Takara Shuzo (now known as Takara Holdings) purchased 320,512 shares of Lynx Common Stock for an aggregate purchase price of $1,000,000 in cash. These shares were transferred to Takara Bio on April 1, 2002 pursuant to a corporate restructuring as described more fully in Item 5 of this
Schedule 13D.

               On September 25, 2002, Takara Bio purchased 2,040,816 shares of Lynx Common Stock pursuant to a Common Stock Purchase Agreement between Takara Bio and the Issuer for an aggregate purchase price of $1,000,000 in cash.

               On December 26, 2002, Takara Bio purchased 2,040,816 shares of Lynx Common Stock pursuant to a Common Stock Purchase Agreement between Takara Bio and the Issuer for an aggregate purchase price of $1,000,000 in cash.

ITEM 4.        PURPOSE OF TRANSACTION.

               Takara Shuzo purchased 320,512 shares of Lynx Common Stock pursuant to the Collaboration Agreement, by and between Takara Shuzo and the Issuer, dated October 1, 2000, as amended on December 19, 2002, by and between Takara Bio and the Issuer (the "Collaboration Agreement"), whereby Takara Bio received a license to manufacture, distribute and sell microarrays and to provide certain genetic analysis services in Japan, China and Korea provided by the Issuer. Pursuant to the terms of the Collaboration Agreement, on approximately (i) the second anniversary of the Collaboration Agreement, (ii) before December 31, 2002, and (iii) on each of October 24, 2003 and October 24, 2004, Takara Bio is required to make an equity investment in the Issuer of $1,000,000. For such equity investment, the Issuer is obligated to authorize and issue to Takara Bio a number of shares of Lynx Common Stock equal to $1,000,000 at the market price (computed as the average market price for ten trading days immediately prior to each respective anniversary date) of Lynx Common Stock then in effect. Accordingly, 2,040,816 shares of Lynx Common Stock were purchased by Takara Bio on each of September 25, 2002 and December 26, 2002.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on December 26, 2002, Takara Bio beneficially owned (or is deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 4,402,144 shares of Lynx Common Stock, representing approximately 14.4% of Lynx Common Stock outstanding on November 1, 2002.

        (b) Takara Bio has the sole power to vote, direct the voting of, dispose of and direct the disposition of 4,402,144 shares of Lynx Common Stock.

        (c) Under the terms of the Collaboration Agreement, which is more fully described in Item 4, Takara Shuzo acquired 320,512 shares of Lynx Common Stock for $3.12 per share.

        Pursuant to two separate spin-off plans dated December 21, 2001 (each a "Spin-off Plan"), Takara Shuzo effectuated a spin-off of two of its divisions into two newly incorporated operating companies: (i) TSC, which handles the alcoholic beverages, food and raw alcohol business, and (ii) Takara Bio, which handles the biomedical and related business. The spin-off was effective as of April 1, 2002 and was registered in Japan on the same date. All of the shares of both of these entities are wholly owned by Takara Holdings, a publicly listed holding company whose shares are traded on the Tokyo Stock Exchange. As part of the spin-off and in accordance with the Spin-off Plans, Takara Bio issued 20,000 shares of its common stock to Takara Holdings in exchange for the transfer of all of the business (including rights and obligations) of Takara Shuzo pertaining to its biomedical business, including the 320,512 shares of Lynx Common Stock.

        Under the terms of the Collaboration Agreement, which is more fully described in Item 4, Takara Bio has acquired 4,402,144 shares of Lynx Common Stock for $0.49 per share.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None of Takara Bio, Takara Holdings and Takara Shuzo has entered into any agreements concerning the securities or voting rights, at the time of the acquisition of the Lynx Common Stock or any time thereafter except for (i) the Collaboration Agreement, (ii) the Common Stock Purchase Agreement, dated October 1, 2001, (iii) the Common Stock Purchase Agreement, dated September 25, 2002, and (iv) the Common Stock Purchase Agreement, dated December 26, 2002.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 24.1   Power of Attorney for Takara Bio, Inc.

Exhibit 24.2   Power of Attorney for Takara Holdings Co., Ltd.

Exhibit 99.1 Joint Filing Agreement, dated as of December 27, 2002 between Takara Holdings Co., Ltd. and Takara Bio, Inc.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 27, 2002                   TAKARA BIO, INC.


                                                           *
                                           -------------------------------------
                                           Ikunoshin Kato
                                           President & Chief Executive Officer


                                           TAKARA HOLDINGS CO., LTD.


                                                           *
                                           -------------------------------------
                                           Haruhiko Tsurumaru
                                           Vice President



                                      *By: /s/ Shiro Kuniya
                                           -------------------------------------
                                           Shiro Kuniya
                                           Attorney-in-Fact